May 8, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Request to Withdraw Registration Statement on Form S-1 (File No. 333-216629)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MoneyOnMobile, Inc. (the “Registrant”) hereby requests the immediate withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1, File No. 333-216629, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2017.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant advises the SEC that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP, via email at dmocasio@srfkllp.com or via facsimile at (212) 930-9725.

Should you have any questions regarding this matter, please call counsel to the Registrant, Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP, at (212) 398-1493.

Very truly yours,

MONEYONMOBILE, INC.

By: /s/ Harold Montgomery
Name: Harold Montgomery
Title: Chief Executive Officer